

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2011

Mr. Sotirios J. Vahaviolos
Mistras Group, Inc.
195 Clarksville Road
Princeton Junction, NJ 08550

> **Re: Mistras Group, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2010**
> **Filed August 17, 2010**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 16, 2010**
>
> **Form 10-Q for the Quarterly Period Ended November 30, 2010**
> **Filed January 13, 2011**
> **File No. 001-34481**

Dear Mr. Vahaviolos:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended May 31, 2010

Business, page 3

General

1. In future filings, please include the information required by Item 101(b) of Regulation S-K. In addition, please include a general discussion of your three financial segments within your Business section.

2. We note your disclosure on page 28 that your business is seasonal. In future filings, please provide disclosure regarding the extent to which the business of your segment(s) is or may be seasonal. <u>See</u> Item 101(c)(v) of Regulation S-K.

3. We note your disclosure on page 31 that you rely on a limited number of suppliers to provide you with radioisotopes and certain electronic components. To the extent material, in future filings please provide a discussion of your sources and availability of raw materials. <u>See</u> Item 101(c)(iii) of Regulation S-K.

<u>Customers, page 21</u>

4. We note your disclosure on page 6 that your largest customer accounted for approximately 18%, 17% and 17% of your revenues for fiscal years 2010, 2009 and 2008, respectively. In future filings, please disclose the name and relationship of this customer and include a description of your contractual relationship. <u>See</u> Item 101(c)(vii) of Regulation S-K. Also, please advise us if you have considered filing your agreements with this customer as a material exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.

5. We note that you list the names of your "larger customers by revenues for fiscal 2010" for each of your target markets. In future filings, please disclose the revenue threshold used to determine which customers would be included in this list, and whether this list includes all of your customers that exceeded such threshold.

6. We note your disclosure of certain countries that were responsible for 1% or more of your revenues in fiscal year 2010. In future filings, please provide the disclosure required by Item 101(d) of Regulation S-K.

<u>Intellectual Property, page 23</u>

7. In future filings, to the extent material, please disclose the importance to each segment, and the duration and effect, of your specific patents and trademarks, and services marks. <u>See</u> Item 101(c)(iv) of Regulation S-K.

<u>Properties, page 25</u>

8. In future filings, please identify the segment(s) that use the properties described. <u>See</u> Item 102 of Regulation S-K.

<u>Executive Officers, page 36</u>

9. In future filings, please include a description of the business experience for each executive officer that covers the principal occupations and employment of such executive officer during the past five years. For example, it is unclear if the full five years are covered for Michael C. Keefe and Ralph L. Genesi. <u>See</u> Item 401(e) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Fiscal 2010 compared to fiscal 2009, page 45

Fiscal 2009 compared to fiscal 2008, page 48

10. We note that your discussion does not fully discuss the factors that led to the changes in various line items from period-to-period. For example, for both the fiscal year ended 2009 and 2010, you provide your organic growth rate and state that this organic growth "was the result of continued demand for [y]our asset protection solutions, including growth from new and existing customers." You note that your largest dollar increase was attributable to customers in the oil and gas market, and that your revenue increases were partially offset by certain declines, but you do quantify or provide the business reasons for such increases and declines. In addition, we note that you disclose the percentage of certain refineries that you serviced as of May 31, 2010, but do not disclose how this compares to fiscal year 2009, how it affected your revenues for fiscal year 2010, or the business reasons for any material increase or decrease. Further, on page 48 you note that several projects were either reduced in scope or were delayed until fiscal year 2010 or later, but you do not quantify the effect of such delay, or discuss how shifting these to a later date affected revenues in fiscal year 2010. These are just examples. In future filings, please identify the factors leading to the changes in your line items from period-to-period, and quantify these factors where possible. Further, please discuss whether you believe these factors are the result of a trend and, if so, whether you expect it to continue and how it may impact revenues, income from continuing operations, your planned acquisitions, your available liquidity, or any other factors. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Segment results for fiscal 2010, 2009 and 2008, page 49

11. In future filings, please address comment 10 in your segment results as well. In particular, we note that in your discussion of your Services segment revenues on page 50, you highlight certain favorable factors, but do not discuss or quantify the factors that offset your revenue increases in this segment. For example, you note that your PCMS software and related AIMS implementation services increased 72%, even though these services account for less than 5% of your Services segment revenues, but when discussing offsets, you provide only a very general statement that several of your non-energy related markets "experienced slowing in revenue growth because of the economic downturn." In future filings, please provide a balanced discussion that includes a description of all business reasons that contributed to the changes in specific line items, including those that offset revenue increases, and quantify these business reasons where possible.

Liquidity and Capital Resources, page 56

12. We note your disclosure on page 30 that your credit agreement contains financial and operating restrictions that may limit your access to credit, and that at times in the past you have not been in compliance with certain of these covenants. In your next Form 10-Q, please consider the impact of these, or any other, covenants on your ability to undertake additional debt or equity financing. If the covenants are reasonably likely to limit your ability to undertake financing to a material extent, please discuss the covenants in question and the consequences of the limitation to your financial condition and operating performance, including disclosing the requirements of such convents and your current actual value for any material financial ratios, such as your ratio of funded debt to EBITDA. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Exhibit Index, page 95

13. We note that you incorporate your Amended and Restated Credit Agreement by reference to your Form S-1 (Registration No. 333-151559). However, it does not appear that you filed all the exhibits and schedules to the Credit Agreement when you initially filed it. In your next Exchange Act filing, please file the full Credit Agreement, including all exhibits and schedules. See Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Certifications

14. We note that your certifications include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting despite the fact that you were not required to comply with Items 308(a) and 308(b) of Regulation S-K. Further, we note that in paragraphs 4 and 5 your have deleted the "(s)" in "certifying officer(s)." In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, with appropriate omissions, as applicable.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

Annual Cash Incentives, page 17

15. Please provide us with your analysis as to why you have not included disclosure relating to your annual cash incentives for fiscal year 2010 in your Grants of Plan-Based Awards table. See Item 402(d)(2)(iii) of Regulation S-K.

Use of Comparisons and Peer Groups, page 19

16. With a view toward future filings, please tell us how you used the compensation levels of your competitors, including Team, Inc. and Furmanite Corporation, to set the compensation of your named executive officers.

Risk Assessment of Compensation Practices and Programs, page 20

17. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Form 10-Q for the Quarterly Period Ended November 30, 2010

18. We note your statement on page 33 that a "control system, no matter how well designed or operated, can provide only reasonable, not absolute, assurance . . . ." In future filings, please revise your disclosure regarding the conclusions of your Chief Executive Officer and Chief Financial Officer to clarify that, if true, your officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442, or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief